August 11, 2023

Mr. Robert Shapiro
Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Yelp Inc.
        Form 10-K for Fiscal Year Ended December 31, 2022
        Filed February 24, 2023
        Form 10-Q for Fiscal Quarter Ended March 31, 2023
        Filed May 5, 2023
        File No 001-35444

Ladies and Gentlemen:
Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2023 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.
Form 10-K for the Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Deliver More Value to Advertisers, page 45
1.Please disclose how you define and determine “lead-through rate,” which you refer to as “an important quality indicator, converting a greater percentage of ad clicks to leads on average in 2022 compared to 2021.” Explain how this relates to the stated average CPC increase of 27% from 2021.
We respectfully advise the Staff that lead-through rate measures the percentage of ad clicks by a consumer that convert into customer leads for our advertisers’ businesses in a given period. When a consumer clicks on one of our performance-based advertising products, they are taken to the
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

advertiser’s Yelp page; this ad click converts into a consumer lead for our advertisers when the consumer then takes a further action, such as clicking through to the business’s website, clicking a link on the Yelp page to call the business, messaging or bookmarking the business on Yelp, or checking in at the business on their mobile device, among others. Based on internal data, consumers who take such further action are significantly more likely to transact with the advertiser than consumers who only visit the business’s Yelp page. As a result, the lead-through rate provides an important indication of the quality of performance of the ad clicks.
Because higher performing ad clicks drive leads to advertisers at a higher rate, they are typically more valuable to advertisers than lower performing ad clicks. In general, we believe the value we deliver to advertisers is a significant factor in our ability to retain both revenue and customers. One way we have historically delivered more value to advertisers has been by delivering more ad clicks at a lower average CPC; however, in 2022, average CPC grew 27% year over year, while ad clicks declined over the same period, indicating that we charged more without delivering more ad clicks. In the past, we would generally expect these circumstances to have a negative impact on retention, but retention remained strong throughout 2022. We believe advertisers were willing to pay more for fewer ad clicks because the ad clicks we delivered were higher performing — as indicated by the higher lead-through rate in 2022 than 2021 — and more valuable to them as a result.
While we generally strive to deliver higher performing ad clicks to our advertisers to drive retention, we do not operate our business based on, or target specific, lead-through rates. Accordingly, we further respectfully advise the Staff that we revised the disclosure in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Q2 2023 Quarterly Report”) to provide further explanation of the relationship among ad clicks, average CPC, ad click performance and retention without reference to lead-through rate, as set forth below (marked to show changes from our prior disclosures). We plan to include substantially similar disclosures in applicable future filings and generally do not plan to reference lead-through rate going forward.
Ad clicks and average CPC also provide important insight into the value we deliver to advertisers, which we believe is a significant factor in our ability to retain both revenue and customers. For example, a positive change in ad clicks for a given period combined with lower growth or a negative change in average CPC over the same period would indicate that we delivered more ad clicks at lower prices, thereby delivering more value to our advertisers; we would expect this to have a positive impact on retention. Conversely, growth in average CPC paired with a negative or lower growth rate in ad clicks would indicate we charged more without delivering more ad clicks; we would expect this to have a negative impact on retention unless we are able to increase the value we deliver through higher performing ad clicks.
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

Enhance the Consumer Experience, page 45
2.Please define “click-through rate” and how it relates to your operations.
We respectfully advise the Staff that click-through rate is the rate at which consumers who view our pay-for-performance advertising products ultimately click or otherwise engage with the ad. We calculate click-through rate as the ratio of ad clicks to the number of times the ads were displayed to consumers. As a measure of consumer engagement, click-through rate is one factor that helps determine the amount of monetizable consumer activity available to us. By decreasing the number of times a particular ad must be displayed to consumers before it is clicked on — i.e., increasing the click-through rate — we free up the ad space that otherwise would have been used to display that ad to instead display other ads. This provides us with the opportunity to increase revenue by improved monetization of our existing traffic rather than solely by increasing our traffic; in fact, we believe improved monetization of our existing traffic represents a larger growth opportunity than increasing overall traffic.
In addition, by increasing the “supply” of monetizable consumer activity, an increase in click-through rate puts downward pressure on CPCs; this helps keep CPC increases in check and deliver value to our advertisers, which we believe is an important component in retaining revenue and customers, as discussed in response to comment 1 above. We further respectfully advise the Staff that we provided the additional disclosure set forth below regarding how consumer activity interacts with advertiser demand to determine CPCs in our Q2 2023 Quarterly Report, and we plan to include substantially similar disclosure in our future filings.
We believe that ad clicks and average CPC together reflect one of the most significant dynamics affecting our advertising revenue performance: the interplay of advertiser demand and consumer activity. At the level of an auction for an individual ad click, advertiser demand — consisting of advertiser budgets and the number of advertisers competing to purchase the ad click — intersects with the supply of consumer activity — consisting of the predicted levels of relevant consumer traffic and engagement — to determine CPC, with higher advertiser demand putting upward pressure on the CPC and higher consumer activity putting downward pressure on the CPC. In aggregate, advertiser demand consists of the number of business locations advertising with us (which we refer to as paying advertising locations, as discussed below) and the aggregate budget they allocate to purchasing our advertising products. Aggregate monetizable consumer activity depends on the levels of consumer traffic and engagement with our ads, the numbers of locations where we can display ads and other monetizable features, and our click-through rate, which is the ratio of ad clicks to the number of times the ads were displayed to consumers. The relative strengths of these factors in aggregate are reflected in average CPC.
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

Factors Affecting Our Performance
Macroeconomic Conditions, page 45
3.You disclose “Strong advertiser demand combined with less robust consumer activity has significantly increased our average CPC in 2022 compared to 2021.” Please explain to us and disclose the two factors impact average CPC.
We respectfully advise the Staff that, as discussed in response to comment 2 above, we provided the additional disclosure set forth above regarding advertiser demand and consumer activity, as well as their impact on average CPC, in our Q2 2023 Quarterly Report, and we plan to include substantially similar disclosure in our future filings.
Results of Operations
Years Ended December 31, 2022 and 2021
Net Revenues, page 53
4.Please quantify the cited factors to which changes are attributed for advertising revenue. For example, you disclose the increase in advertising revenue was driven “by higher aggregate customer spend and an increase in paying advertising locations” without quantifying either, and the factors cited for “Transactions” were not quantified. Refer to the introductory paragraph of Item 303(b) of Regulation S-K, and (b)(2)(iii) therein, and section 501.04 of our Codification of Financial Reporting Policies for guidance. Also, quantify the cited factors regarding your analysis of cash flows for operating activities.
With regard to advertising revenue, we respectfully advise the Staff that the amount of revenue we generate from our pay-for-performance advertising products — which constitutes the vast majority of advertising revenue — is determined by the number of ad clicks we deliver to advertisers and the CPCs we charge for those ad clicks. While factors such as aggregate customer spend and paying advertising locations impact average CPC through the advertising demand-consumer activity dynamic described in our revised disclosure provided in response to comment 2 above, they do not directly drive changes in revenue. In addition, these factors are only two of the many factors taken into account by our auction system algorithm, which synthesizes advertiser demand and consumer activity to determine CPCs an average of 19 million times a day. While we are able to quantify factors such as customer spend and paying advertising locations for a given period and estimate the magnitude of their impact on average CPC, we are not able to precisely quantify the impact of these factors on average CPC or advertising revenue in turn.
Accordingly, we revised our disclosure regarding the period-to-period changes in advertising revenue in the Q2 2023 Quarterly Report to clarify that the drivers of advertising revenue are ad clicks and average CPC and to quantify the changes in these factors that resulted in the change in advertising revenue, as set forth below. We plan to discuss ad clicks and average CPC as the drivers of advertising revenue in our future filings as well.
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

Advertising revenue for the three and six months ended June 30, 2023 increased 14% and 13% year over year, respectively, primarily as a result of the 14% year-over-year increase in average CPC in each period, despite ad clicks remaining flat over the same periods, as discussed above. The average CPC increases were the result of interrelated factors including higher advertiser demand, the impact of which was partially offset by declines in paying advertising locations for RR&O businesses.
With regard to transactions revenue, we respectfully advise the Staff that the period-to-period changes in transactions revenue are not material to our business. Accordingly, we further advise the Staff that we revised our disclosures regarding transactions revenue as set forth below in our Q2 2023 Quarterly Report, and we plan to include substantially similar disclosure in our future filings (marked to show changes from our prior disclosures).
Transactions revenue for the three and six months ended June 30, 2023 decreased by immaterial amounts compared to the prior-year periods primarily due to decreases in the volume of food takeout and delivery orders compared to the prior-year periods.
While transactions revenue and the underlying business have been material to us in certain historical periods, neither transactions revenue in aggregate nor the underlying business is a core part of our current business model. As our business evolves, we continue to evaluate our disaggregation of revenue and may make changes as warranted.
With regard to cash flows for operating activities, we respectfully advise the Staff that we plan to revise our liquidity and capital resources disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2023, to quantify material factors in our analysis of cash flows for operating activities. Using a portion of the disclosures included in the Annual Report for illustrative purposes, we would replace our analysis of operating cash flows with the following:
Operating Activities. The $192.3 million of net cash provided by operating activities during the year ended December 31, 2022 was primarily driven by $36.3 million of net income and $232.5 million from the net impact of such non-cash items as stock-based compensation expense, deferred income taxes, depreciation and amortization expense, partially offset by $76.5 million of changes in operating assets and liabilities, primarily reflecting our growth in revenue and higher average headcount.

Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

Form 10-Q for the Quarter Ended March 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended March 31, 2023 and 2022
Net Revenue, page 27
5.You reference higher average revenue per location as a factor for the increase in advertising revenue for the period ended March 31, 2023 compared to the prior year period. However, you don’t explain how this measure is determined, or identify it is a metric used by management in managing or monitoring the performance of your business. Please explain your consideration of average revenue per location as a metric used by management in managing and monitoring performance of your business. As applicable, disclose the use of this metric consistent with the requirements of Staff Release 33-10751.
We respectfully advise the Staff that average advertising revenue per location is calculated as advertising revenue divided by paying advertising locations. As noted in our response to comment 4, the amount of revenue we generate from our pay-for-performance advertising products is determined by the number of ad clicks we deliver to advertisers and the CPCs we charge for those ad clicks. Although we refer to average advertising revenue per location as an indication of the level of advertiser demand per location, it does not directly drive changes in revenue. Accordingly, we revised our disclosure regarding the period-to-period changes in advertising revenue in the Q2 2023 Quarterly Report to clarify that the drivers of advertising revenue are ad clicks and average CPC as set forth in response to comment 4 above, which we plan to disclose in our future filings as well.
We further respectfully advise the Staff that our management does not use average revenue per location in managing or monitoring our business; rather, average revenue per location is an indicator of the level of advertiser demand, which is one of multiple factors that impact CPCs.
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Please do not hesitate to contact me or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.
Sincerely,
/s/ David Schwarzbach
Chief Financial Officer, Yelp Inc.

cc:    Aaron Schur, Senior Vice President, Legal and General Counsel
    David Peinsipp, Cooley LLP
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833